EXHIBIT 21

SUBSIDIARIES OF ALASKA AIR GROUP, INC.

Name	State of Incorporation
Alaska Airlines, Inc.	Alaska
Horizon Air Industries, Inc.	Washington
McGee Air Services, Inc. (a)	Delaware
ASA Assurance, Inc.	Hawaii
AAG Leasing, Inc.	Delaware
ASA Beverages, LLC.(a)	Delaware
AAG Real Property, LLC.(a)	Delaware
(a)McGee Air Services, Inc., ASA Beverages, LLC. and AAG Real Property, LLC. are subsidiaries of Alaska Airlines, Inc.